UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐     No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company") is filing this Amendment No. 2 to its Form 6-K as filed with the U.S. Securities and Exchange Commission (the "SEC") on November 6, 2025, as amended by Amendment No. 1 filed with the SEC on November 20, 2025.

The Company announces that the board of directors of the Company has determined to change the first item on the agenda of its annual and extraordinary general meeting of shareholders (the "Meeting") scheduled to be held on Friday, December 26, 2025, at 11:00 a.m. Israel time, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel to approve the re-election of each of the eight (8) Company Director-Nominees as well as the election of each of Messrs. Hadassi and Gritzerstein in a manner that effective as of the Meeting, the number of directors authorized to serve on the Board is expected to increase from eight (8) to ten (10).

For convenience purposes, the Company hereby furnishes the following documents hereto as Exhibits 99.1 and 99.2, respectively, reflecting the change referred to above:

i.
Amended Notice and Proxy Statement, each dated December 16, 2025, with respect to the Meeting marked to show changes (Annex A (Compensation Policy) remains unchanged), describing the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and other details related to the Meeting.

ii.	Proxy Card whereby holders of the Company’s ordinary shares may vote at the Meeting without attending in person.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: December 16, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Amended Notice and Proxy Statement, each dated November 20, 2025, in connection with the Meeting reflecting the changes made on the agenda of the Meeting

99.2	Proxy card for use in connection with the Meeting